For the Period of July 28, 2016 September 27, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16
UNDER
THE SECURITIES ACT OF 1934

NATCORE TECHNOLOGY, INC.

British Columbia, Canada	3674	Not Applicable

(State or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or	Classification Code Number)	Identification No.)
Organization)

(Exact Name of Registrant as Specified in its Charter)

189 N. Water Street
Rochester, NY 14604-1163
(585) 286-9180

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

LoPresti Law Group, P.C.
45 Broadway, Suite 610
New York, New York 10006
(212) 732-4029

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Marc X. LoPresti, Esq.	Shauna Hartman
LoPresti Law Group, P.C.	Armstrong Simpson
45 Broadway, Suite 610	2080-777 Hornby Street
New York, NY 10006	Vancouver, B.C.
Tel: 212-732-4029	Canada V6Z 1S4
Tel: 604-683-7361

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

The information herein and in the attached exhibits is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

The following exhibits are filed herewith:

Exhibit	Description

99.1	News Release dated July 28, 2016 - Natcore Technology Announces Private Placement
99.2	Material Change Report - Form 51-102F3 dated July 28, 2016
99.3	News Release dated August 16, 2016 Natcore Technology Tapped as Project Manager For 200
MW Solar Park in Vietnam Program is Fruit of Natcore’s “Best of Breed” Program
99.4	Management Information Circular dated August 17, 2016
99.5	News Release dated August 18, 2016 Natcore Technology Closes Private Placement
99.6	Interim Financial Statements Report dated August 29, 2016
99.7	Management Discussion & Analysis dated August 29, 2016
99.8	News Release dated September 19, 2016 Natcore Technology Closes Private Placement
99.9	Material Change Report- Form 51-102F3 dated September 16, 2016

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, New York on September 27, 2016.

NATCORE TECHNOLOGY, INC.

Name: Charles R. Provini Title: President & CEO
Authorized Representative in the United States